UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
                              (AMENDMENT NO. ___ )*


                          SHAMIR OPTICAL INDUSTRY LTD.
             -------------------------------------------------------
                                (NAME OF ISSUER)

                       Ordinary Shares, par value NIS 0.01
             -------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    M83683108
             -------------------------------------------------------
                                 (CUSIP NUMBER)

                                 March 16, 2005
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the SECURITIES EXCHANGE ACT of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. M83683108                   13G                      PAGE 2 OF 6 PAGES
-------------------                                            -----------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     FIBI INVESTMENT HOUSE LTD.
     [I.R.S. IDENTIFICATION NO. NOT APPLICABLE]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a)  [_]
     (b)  {X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            1,139,335 ORDINARY SHARES*
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        1,139,335 ORDINARY SHARES*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,139,335 ORDINARY SHARES
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See instructions)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

* This excludes additional shares of the Issuer that the reporting persons may be deemed to beneficially hold as a result of the shareholders agreement entered into with certain other shareholders of the Issuer relating to, among other things, the voting of nominees to the Board of Directors of the Issuer, as described in Item 4 below.

-------------------                                            -----------------
CUSIP NO. M83683108                   13G                      PAGE 3 OF 6 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

     FIBI HOLDINGS LTD.
     [I.R.S. IDENTIFICATION NO. NOT APPLICABLE]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     ISRAEL
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            1,139,335 ORDINARY SHARES*
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        1,139,335 ORDINARY SHARES*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,139,335 ORDINARY SHARES
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_] (See instructions)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

* This excludes additional shares of the Issuer that the reporting persons may be deemed to beneficially hold as a result of the shareholders agreement entered into with certain other shareholders of the Issuer relating to, among other things, the voting of nominees to the Board of Directors of the Issuer, as described in Item 4 below.

ITEM 1.   (a)  Name of Issuer:

          Shamir Optical Industry Ltd.

          (b)  Address of Issuer's Principal Executive Offices:

          c/o Kibbutz Shamir, Upper Galilee, 12135 Israel

ITEM 2.   (a)  Name of Person Filing:

          FIBI Investment House Ltd.
          FIBI Holdings Ltd.

          (b)  Address of Principal Business Office:

          Ahad Ha'am 14
          Tel Aviv, 65142
          Israel
          (for both entities)

          (c)  Citizenship:

          FIBI Investment House - Israel
          FIBI Holdings Ltd. - Israel

          (d)  Title of Class of Securities:

          Ordinary Shares, par value NIS .01 per share

          (e)  CUSIP Number: M83683108

ITEM 3.   Not applicable.

ITEM 4.   Ownership:

     (a)  Amount Beneficially Owned:

     1,139,335 Ordinary Shares

     Except for 76,184 shares which were acquired after the initial public offering, the above shares have been held by the reporting persons since the time of the initial public offering of the ordinary shares of the Issuer.

     FIBI Investment House is party to a shareholders agreement with Shamir Optica Holdings A.C.S. Ltd., a wholly owned subsidiary of Kibbutz Shamir, Scorpio BSG Ltd., JFG International Trading Ltd. and Gishrei Asia Ltd. pursuant to which, among other things, FIBI Investment House has the right to nominate one director to the board of directors of the Issuer, and the other parties are obligated to vote in favor of the nominee of FIBI Investment House(1). Similarly, FIBI Investment House and the other parties agreed to vote in favor of the directors nominated by Shamir Optica Holdings A.C.S. Ltd. Based on information provided to us, as of the date of this Schedule 13G, (i) 9,545,809 shares are held by Kibbutz Shamir through its wholly owned subsidiary, Shamir Optica Holdings A.C.S. Ltd., (ii) 308,160 shares are held by Scorpio (BSG) Ltd.,
(iii) 130,967 shares are held by Gishrei Asia Ltd. and (iv) 38,520 shares are held by JFJ International Ltd.

     Each of FIBI Investment House and FIBI Holdings Ltd. may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned by the other shareholders that are party to the shareholders agreement described above. Each of the reporting persons disclaims such beneficial ownership.

     (b)  Percent of Class:

          7.1%

     (c)  Number of Shares as to which such person has:

          (i)  Sole Power to vote or to direct the vote: 0

          (ii) Shared Power to vote or to direct the vote: 1,139,335 Ordinary Shares

          (iii) Sole Power to dispose or to direct the disposition of: 0

          (iv) Shared Power to dispose or to direct the disposition of:
               1,139,335 Ordinary Shares

ITEM 5.   Ownership of Five Percent or Less of a Class:

          N/A

ITEM 6.   Ownership of More than Five Percent on Behalf of Another:

          N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          N/A

----------
(1) This agreement was filed as Exhibit 10.7 to the Issuer's Form F-1 (File No. 333-122736) filed with the Securities and Exchange Commission on February 11, 2005. Nominations and voting with regard to directors, as well as other matters, are also subject to applicable law and to the provisions of the Articles of Association of the Issuer filed as Exhibit 3.1 to such Form F-1 (File No. 333-122736).

ITEM 8.   Identification and Classification of Members of the Group:

          N/A

ITEM 9.   Notice of Dissolution of Group:

          N/A

ITEM 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIBI INVESTMENT HOUSE LTD.


By: /s/ Orly Felner                                                March 5, 2006
-------------------
Name: Orly Felner
Title: CFO

FIBI HOLDINGS LTD.


By: /s/ Guy Vaadia                                                 March 5, 2006
-------------------
Name: Guy Vaadia
Title: CEO

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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